================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                       WALDEN RESIDENTIAL PROPERTIES, INC.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)


                                    931210108

                                 (CUSIP Number)


                                   HAL R. HALL
                              C/O OLY HIGHTOP, LLC
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:


     MICHAEL D. WORTLEY                                   TIMOTHY B. SMITH
     VINSON & ELKINS L.L.P.                               C/O OLY HIGHTOP, LLC
     3700 TRAMMELL CROW CENTER                            200 CRESCENT COURT
     2001 ROSS AVENUE                                     SUITE 1600
     DALLAS, TEXAS  75201                                 DALLAS, TEXAS  75201
     (214) 220-7732                                       (214) 720-7800

                                 JANUARY 6, 2000
             (Date of Event which Requires Filing of this Statement)

================================================================================

CUSIP NO.                                                             931210108

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                    Oly Hightop, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds(1)                                      Not applicable
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                 State of Delaware
--------------------------------------------------------------------------------
                                  7    Sole Voting Power                      0
                                  ----------------------------------------------
   Number of Shares Beneficially  8    Shared Voting Power(1)         2,085,171
                                  ----------------------------------------------
      Owned by Each Reporting     9    Sole Dispositive Power                 0
                                  ----------------------------------------------
            Person With           10   Shared Dispositive Power(1)    1,408,500
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                    2,085,171
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             8.19%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
--------------------------------------------------------------------------------


(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of Walden Residential Properties, Inc. (the "Company"), and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares; provided, however, that certain affiliates of the reporting person have entered into voting agreements with certain stockholders of the Company (the "Voting Agreements") as described in Item 4. Of the shares listed above, (a) 676,671 represent shares subject to the Voting Agreements and (b) 1,408,500 represent shares beneficially owned, in the aggregate, by Westdale Properties America I, Ltd., a Texas limited partnership; JGB Ventures I, Ltd., a Texas limited partnership; JGB Holdings, Inc., a Texas corporation; Joseph G. Beard and Ronald Kimel, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust; Westdale 2000 Inc., an Ontario, Canada corporation; Trivestment Holdings Limited, an Ontario, Canada corporation; and 657330 Ontario Inc., an Ontario, Canada corporation (collectively, the "WPA Group"), according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999, August 10, 1999 and October 1, 1999;
         provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). See Item 5.

CUSIP NO.                                                             931210108

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                    Oly Hightop, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds(1)                                      Not applicable
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7    Sole Voting Power                      0
                                  ----------------------------------------------
   Number of Shares Beneficially  8    Shared Voting Power(1)         2,085,171
                                  ----------------------------------------------
      Owned by Each Reporting     9    Sole Dispositive Power                 0
                                  ----------------------------------------------
            Person With           10   Shared Dispositive Power(1)    1,408,500
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                    2,085,171
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             8.19%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, other than the Voting Agreements described in Item 4. Of the shares listed above, (a) 676,671 represent shares subject to the Voting Agreements and (b) 1,408,500 represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999, August 10, 1999 and October 1, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                             931210108

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                   Oly Hightop Two GP, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds(1)                                      Not applicable
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                 State of Delaware
--------------------------------------------------------------------------------
                                  7    Sole Voting Power                      0
                                  ----------------------------------------------
   Number of Shares Beneficially  8    Shared Voting Power(1)         2,085,171
                                  ----------------------------------------------
      Owned by Each Reporting     9    Sole Dispositive Power                 0
                                  ----------------------------------------------
            Person With           10   Shared Dispositive Power(1)    1,408,500
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                    2,085,171
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             8.19%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
--------------------------------------------------------------------------------

(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, other than the Voting Agreements described in Item 4. Of the shares listed above, (a) 676,671 represent shares subject to the Voting Agreements and (b) 1,408,500 represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999, August 10, 1999 and October 1, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                             931210108

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              Oly Real Estate Partners II, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds(1)                                      Not applicable
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7    Sole Voting Power                      0
                                  ----------------------------------------------
   Number of Shares Beneficially  8    Shared Voting Power(1)         2,085,171
                                  ----------------------------------------------
      Owned by Each Reporting     9    Sole Dispositive Power                 0
                                  ----------------------------------------------
            Person With           10   Shared Dispositive Power(1)    1,408,500
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                    2,085,171
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             8.19%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, other than the Voting Agreements described in Item 4. Of the shares listed above, (a) 676,671 represent shares subject to the Voting Agreements and (b) 1,408,500 represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999, August 10, 1999 and October 1, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                             931210108

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                Oly REP II, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds(1)                                      Not applicable
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7    Sole Voting Power                      0
                                  ----------------------------------------------
   Number of Shares Beneficially  8    Shared Voting Power(1)         2,085,171
                                  ----------------------------------------------
      Owned by Each Reporting     9    Sole Dispositive Power                 0
                                  ----------------------------------------------
            Person With           10   Shared Dispositive Power(1)    1,408,500
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                    2,085,171
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             8.19%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, other than the Voting Agreements described in Item 4. Of the shares listed above, (a) 676,671 represent shares subject to the Voting Agreements and (b) 1,408,500 represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999, August 10, 1999 and October 1, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                             931210108

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                               Oly Fund II, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds(1)                                      Not applicable
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7    Sole Voting Power                      0
                                  ----------------------------------------------
   Number of Shares Beneficially  8    Shared Voting Power(1)         2,085,171
                                  ----------------------------------------------
      Owned by Each Reporting     9    Sole Dispositive Power                 0
                                  ----------------------------------------------
            Person With           10   Shared Dispositive Power(1)    1,408,500
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(1)                                                    2,085,171
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)             8.19%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
--------------------------------------------------------------------------------

(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of the Company, and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares, other than the Voting Agreements described in Item 4. Of the shares listed above, (a) 676,671 represent shares subject to the Voting Agreements and (b) 1,408,500 represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999, August 10, 1999 and October 1, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                             931210108

     This Amendment No. 3 to Schedule 13D is hereby filed by Oly Fund II, LLC, a Texas limited liability company ("Oly Fund II"); Oly REP II, L.P., a Texas limited partnership ("Oly REP"); Oly Real Estate Partners II, L.P., a Texas limited partnership ("Oly Real Estate"); Oly Hightop Two GP, LLC, a Delaware limited liability company ("Oly Two"); Oly Hightop, L.P., a Texas limited partnership ("Oly LP"); and Oly Hightop, LLC, a Delaware limited liability company ("Oly LLC"). Oly Fund II, Oly REP, Oly Real Estate, Oly Two, Oly LP and Oly LLC are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

     This Amendment No. 3 amends and supplements Items 4, 5 and 6 and amends and restates Item 7 contained in the Schedule 13D dated August 9, 1999, and amended on September 28, 1999 and November 12, 1999, filed by each of the Reporting Persons (as amended, the "Prior Filing"). Items 1, 2 and 3 of the Prior Filing remain unchanged.

     As a result of executing the several voting agreements dated as of January 27, 2000 (the "Voting Agreements") (a form of which is incorporated herein by reference) with the stockholders of the Company listed on Annex A hereto (the "Company Stockholders"), the Reporting Persons may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group" with the Company Stockholders. The Reporting Persons have been advised by the Company Stockholders that the Company Stockholders intend to file separate Statements on Schedule 13D (or amendments to previously filed Statements) with respect to the matters set forth herein.

     The information regarding the Company Stockholders contained in this Amendment No. 3 is provided to the best knowledge of the Reporting Persons and, unless otherwise indicated, is based on information provided to the Reporting Persons by the Company Stockholders.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     On January 6, 2000, the Company, Newco and Parent entered into a Second Amended and Restated Agreement and Plan of Merger, dated as of January 6, 2000 (the "Amended Merger Agreement"), which amends and restates the First Amended and Restated Agreement and Plan of Merger, dated as of November 5, 1999 (the "Prior Merger Agreement") among such parties. In addition, the Company entered into memoranda of understanding with plaintiffs' counsel to settle certain stockholder litigation relative to the transactions contemplated by the merger agreement. The following summary of certain terms of the Amended Merger Agreement is qualified in its entirety by reference to the Amended Merger Agreement, which is incorporated herein by reference.

     Under the terms of the Amended Merger Agreement and the contemplated settlement, Newco will be merged with and into the Company, with the Company as the surviving corporation (the "Merger"), and (i) each share of common stock, par value $.01 per share ("Company Common Stock"), of the Company issued and outstanding immediately prior to time of consummation of the Merger (the "Effective Time") will be converted into the right to receive $23.14 in cash;
(ii) each share of 9.16% Series B Convertible Redeemable Preferred Stock, par value $.01 per share, of the Company issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $26.39 in cash, which is equivalent to $23.14 per share of Company Common Stock on an as-converted basis; (iii) each share of 9.20% Senior Preferred Stock, par value $.01 per share, of the Company issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $22.00 in cash; and
(iv) each share of 9.0% Redeemable Preferred Stock, par value $.01 per share, of the Company issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $19.50 in cash. Holders of all series of the Company's preferred stock will also receive all accrued and unpaid dividends on such shares up to, but excluding, the closing date of the Merger.

CUSIP NO.                                                             931210108


         Under the Prior Merger Agreement, each share of Company Common Stock would be converted into the right to receive $23.25 per share, subject to certain adjustments estimated to be approximately $5 million in the aggregate to be allocated among all common equity interests. The full $5 million adjustment would have reduced the per share price to $23.09 under the Prior Merger Agreement.

     The other material financial terms of the Prior Merger Agreement remain in force, including the option for holders of common operating partnership units to select cash in an amount of $23.14 per unit, partnership interests in the acquiring entity or a combination of cash and partnership interests.

     On January 27, 2000, Oly Hightop Parent, L.P., a Delaware limited partnership ("Parent"), Oly Hightop Corporation, a Maryland corporation ("Newco"), and the Company Stockholders entered into the Voting Agreements. Pursuant to the terms of the Voting Agreements, each Company Stockholder has agreed to vote each share of Company Common Stock, that the Company Stockholder owns of record or of which the Company Stockholder has the power to direct the vote (and any shares later acquired, including upon the exercise of stock options or conversion of units of limited partnership interest in Walden/Drever Operating Partnership, L.P., a Delaware limited partnership, and Walden Residential Operating Partnership, L.P., a Delaware limited partnership) (the "Subject Shares") in favor of the transactions contemplated by the Amended Merger Agreement and has appointed Parent as its proxy for such purpose. The Voting Agreements will assist Parent in obtaining the requisite approval of the holders of at least a majority of the outstanding shares of Company Common Stock for the transactions contemplated by the Amended Merger Agreement.

     Under the Voting Agreements each of the Company Stockholders agrees, and grants to Parent an irrevocable proxy to vote the Subject Shares of that Company Stockholder, as follows:

     (a) at any meeting of stockholders of the Company called to vote upon the Merger or the Amended Merger Agreement, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Amended Merger Agreement is sought, to vote (or cause to be voted) the Subject Shares in favor of the Merger and any other transaction contemplated by the Amended Merger Agreement;

     (b) at any meeting of the stockholders of the Company or at any adjournments thereof or in any other circumstances upon which the Company Stockholder's vote, consent or other approval is sought, to vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Amended Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other takeover proposal or Company Acquisition Proposal (as defined in the Amended Merger Agreement) or
(ii) any amendment of the Company's charter or bylaws or other proposal or transaction involving the Company or any of its subsidiaries which would in any manner impede, frustrate, prevent or nullify the Merger, the Amended Merger Agreement or any of the other transactions contemplated by the Amended Merger Agreement or change the voting rights of the Company Common Stock;

     (c) subject to certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, the "Transfer"), or enter into any contract, option or other arrangement with respect to the Transfer of the Subject Shares to any person other than pursuant to the terms of the Amended Merger Agreement or enter into any voting arrangement in connection with any Company Acquisition Proposal; and

     (d) not to directly or indirectly solicit, initiate or encourage the submission of any Company Acquisition Proposal or, except as permitted by the Amended Merger Agreement, directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Acquisition Proposal.

CUSIP NO.                                                             931210108

     The foregoing summary of the terms of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement, which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Pursuant to the Voting Agreements, each Company Stockholder has agreed to vote the Subject Shares at any meeting of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders in lieu of a meeting or otherwise, in favor of the adoption and approval of the Amended Merger Agreement and the Merger and the approval of the terms thereof and the transactions contemplated thereby. In addition, each of the Company Stockholders have agreed to appoint Parent as its proxy for such purpose. As a result, Parent has shared voting power with respect to an aggregate of 676,671 shares of Company Common Stock held by the Company Stockholders, representing approximately 2.6% of the shares of Company Common Stock outstanding.

     Other than as described above, neither Parent nor any of its subsidiaries beneficially own any shares of Company Common Stock. To the best knowledge of Parent, none of Parent's executive officers and directors beneficially owns any shares of Company Common Stock. Parent disclaims beneficial ownership of such shares and, notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that Parent is the beneficial owner of such shares.

     (c) No transactions in the Company Common Stock were effected by the Reporting Persons during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Parent, Newco and the Company entered into the Amended Merger Agreement on January 6, 2000.

     Pursuant to the Voting Agreements, the Company Stockholders have agreed, subject to certain exceptions, not to Transfer, or enter into any contract, option or other arrangement with respect to the Transfer of the Subject Shares to any person other than pursuant to the terms of the Amended Merger Agreement or enter into any voting arrangement in connection with any Company Acquisition Proposal.

     The Company Stockholders have also agreed not to directly or indirectly solicit, initiate or encourage the submission of any Company Acquisition Proposal or, except as permitted by the Amended Merger Agreement, directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Acquisition Proposal. Other than the matters set forth in this Item 6, and the Voting Agreements and the Amended Merger Agreement as described in response to Items 4 and 5 (which responses are incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person, or, to the best knowledge of the Reporting Persons, among any of the Reporting Persons' executive officers and directors or between any of the Reporting Persons' executive officers and directors and any other person, with respect to shares of Company Common Stock.

CUSIP NO.                                                             931210108

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.
--------

10.1 Agreement and Plan of Merger dated September 24, 1999 among Parent, Newco and the Company.(1)

10.2 Amended and Restated Agreement and Plan of Merger dated November 5, 1999 among Parent, Newco and the Company.(2)

10.3 Form of Voting Agreement among Parent, Newco, the Company and the stockholder named therein.(1)

10.4         Letter Agreement dated September 24, 1999 between Oly LLC and
             Westdale.+

10.5 Second Amended and Restated Agreement and Plan of Merger dated January 6, 2000 among Parent, Newco and the Company.(3)

99.1 Joint Filing Statement dated September 28, 1999, among Oly Fund II, Oly REP, Oly Real Estate, Oly Two, Oly LP and Oly LLC.+


+Previously filed.

(1)Incorporated by reference to the Company's Current Report on Form 8-K dated September 24, 1999.

(2)Incorporated by reference to the Company's Current Report on Form 8-K dated November 5, 1999.

(3)Incorporated by reference to the Company's Current Report on Form 8-K dated January 10, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 2000              OLY FUND II, LLC


                                      By:      /s/ Hal R. Hall
                                         --------------------------------------
                                      Name:    Hal R. Hall
                                           ------------------------------------
                                      Title:   Vice President
                                            -----------------------------------


                                      OLY REP II, L.P.
                                      By:      Oly Fund II, LLC,
                                               its general partner


                                      By:      /s/ Hal R. Hall
                                         --------------------------------------
                                      Name:    Hal R. Hall
                                           ------------------------------------
                                      Title:   Vice President
                                            -----------------------------------


                                      OLY REAL ESTATE PARTNERS II, L.P.
                                      By:      Oly REP II, L.P.,
                                               its general partner

                                      By:      Oly Fund II, LLC,
                                               its general partner


                                      By:      /s/ Hal R. Hall
                                         --------------------------------------
                                      Name:    Hal R. Hall
                                           ------------------------------------
                                      Title:   Vice President
                                            -----------------------------------


                                      OLY HIGHTOP TWO GP, LLC


                                      By:      /s/ Hal R. Hall
                                         --------------------------------------
                                      Name:    Hal R. Hall
                                           ------------------------------------
                                      Title:   Vice President
                                            -----------------------------------

                                      OLY HIGHTOP, L.P.
                                      By:      Oly Hightop Two GP, LLC,
                                               its general partner


                                      By:      /s/ Hal R. Hall
                                         --------------------------------------
                                      Name:    Hal R. Hall
                                           ------------------------------------
                                      Title:   Vice President
                                            -----------------------------------


                                      OLY HIGHTOP, LLC
                                      By:      Oly Hightop, L.P.,
                                               its sole member

                                      By:      Oly Hightop Two GP, LLC,
                                               its general partner


                                      By:      /s/ Hal R. Hall
                                         --------------------------------------
                                      Name:    Hal R. Hall
                                           ------------------------------------
                                      Title:   Vice President
                                            -----------------------------------

                                     ANNEX A

                              Company Stockholders


Linda Walker Bynoe
Don R. Daseke
Mark S. Dillinger
Marshall B. Edwards
Francesco Galesi
Michael E. Masterson
Rotterdam Ventures, Inc.
RC/MacArthur, Inc.
The Walden Group, Inc.

                                INDEX TO EXHIBITS



EXHIBIT
   NO.       DESCRIPTION
-------      -----------

10.1         Agreement and Plan of Merger dated September 24, 1999 among Parent,
             Newco and the Company.(1)

10.2         Amended and Restated Agreement and Plan of Merger dated November 5,
             1999 among Parent, Newco and the Company.(2)

10.3 Form of Voting Agreement among Parent, Newco, the Company and the stockholder named therein.(1)

10.4         Letter Agreement dated September 24, 1999 between Oly LLC and
             Westdale.+

10.5         Second Amended and Restated Agreement and Plan of Merger dated
             January 6, 2000 among Parent, Newco and the Company.(3)

99.1         Joint Filing Statement dated September 28, 1999, among Oly Fund II,
             Oly REP, Oly Real Estate, Oly Two, Oly LP and Oly LLC.+


+Previously filed.

(1)Incorporated by reference to the Company's Current Report on Form 8-K dated September 24, 1999.

(2)Incorporated by reference to the Company's Current Report on Form 8-K dated November 5, 1999.

(2)Incorporated by reference to the Company's Current Report on Form 8-K dated January 10, 2000.